Exhibit 3.2

Series Designation of

Vestible Assets, LLC, Series KSV 1919

In accordance with the Second Amended and Restated Limited Liability Company Agreement of Vestible Assets, LLC, a Delaware series limited liability company (the “Company”), dated January 27, 2026 (as may be amended from the time to time, the “Agreement”) and upon the execution of this Series Designation by the Company and Vestible, Inc., in its capacity as Manager of the Company and of Vestible Assets, LLC, Series KSV 1919, a series of the Company (“Series KSV”), this Series Designation shall be attached to, and deemed incorporated in its entirety into, the Agreement as the “Series KSV 1919 Designation Exhibit.”

References to Sections and Articles set forth herein are references to Sections and Articles of the Agreement, as in effect as of the Effective Date of Establishment set forth below.

Name of Series:	Vestible Assets, LLC, Series KSV 1919

Effective Date of Establishment:	December 21, 2025

Managing Member:	Vestible, Inc.

Initial Member:	Vestible, Inc., solely as Managing Member

Series Asset:	The Series Asset of Series KSV shall be comprised of the Athletics Financing Agreement with Panna Football Partners GmbH.

Management Fee	3.0% of the purchase price of the Series KSV Interests sold in the offering of the Series KSV Interests.

Purpose:	As stated in Section 2.4.

Issuance:	Subject to Section 6.3(a)(i), the number of Series KSV Interests the Company will initially issue shall be as determined by the Managing Member.

Broker (with respect to the Regulation A offering only):	Dalmore Group, LLC.

Brokerage Fee:	1.5%, in cash, of the purchase price of the Series KSV Interests sold in the offering of the Series KSV Interests.

Interest Designation:	No Member holding Series KSV Interests shall be entitled to any preemptive, preferential or similar rights connection with the issuance of Series KSV Interests.

Voting:	Subject to Section 3.5, the Series KSV Interests shall entitle the Record Holders thereof to one vote per Interest on any and all matters submitted to the consent or approval of Members generally. No separate vote or consent of the Record Holders of Series KSV Interests shall be required for the approval of any matter, except as required by the Delaware Act or except as provided elsewhere in the Agreement.

The affirmative vote of the holders of not less than a majority of the Series KSV Interests then outstanding shall be required for:

(a) any amendment to the Agreement (including this Series Designation) that would adversely change the rights of the Series KSV Interests;

(b) mergers, consolidations or conversions of Series Vestible or the Company; and

(c) all such other matters as the Manager, in its sole discretion, determines shall require the approval of the holders of the Outstanding Series Vestible Interests voting as a separate class.

Notwithstanding the foregoing, the separate approval of the holders of Series KSV Interests shall not be required for any of the other matters specified under Section 12.1.

Splits:	There shall be no subdivision of the Series KSV Interests other than in accordance with Section 3.7.

Other rights:	Holders of Series KSV Interests shall have no conversion, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of Series KSV Interests.

Officer(s):	Parker Graham – Chief Executive Officer

Each officer shall have full power and authority to execute all agreements and other documents on behalf of Series KSV.

Minimum Interests:	One (1) Interest per Member.

Fiscal Year:	As stated in Section 8.2.

Information Reporting:	As stated in Section 8.1(c).

Termination:	As stated in Section 11.1(b).

Liquidation:	As stated in Section 11.3.

Amendments to this Exhibit:	As stated in Article XII.